Exhibit 99.1

PRESS RELEASE

SIFY reports US GAAP results for the Fiscal year ended 31st March 2005

2004-05 Annual Revenues grow 29% to $82.8 million

2004-05 Cash Profits (adjusted EBITDA) increased 168% to $5.17 million, Net Loss reduced by 17% to
$7.05 million

Chennai, India, Tuesday, April 19, 2005: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the fiscal year ended March 31st 2005.

2004-05 Performance highlights:

•	Sify reported revenues of $82.8 million for the Fiscal year 2004-05, 29% higher than the previous year.

•	Sify’s cash profit (in adjusted EBITDA terms) for the year was $5.17 million, an increase of 168% over the amount of $1.93 million for the previous year. See below for a reconciliation of Adjusted EBITDA to our U.S. GAAP operating results.

•	Sify reduced its net losses this year to $7.05 million, 17% lower than the net loss of $8.51 million for the previous year. If the profit on sale of businesses were to be excluded, the net loss for the current year would have been 37% lower than in the previous year.

•	Despite significant capital expenditures during the year ($11.4 million) and the $2.3 million payment for IP-VPN license entry fee, Sify ended the year with a cash balance of over $31 million, just $2 million lower than the cash balance at the end of previous year.

Mr. R Ramaraj, Managing Director and CEO, said, “I am pleased to report that we have continued our growth momentum with a 29% increase in revenues over last year. During the year, we have invested to strengthen our capabilities to aggressively grow our enterprise business, broadband services, portal and our international business. These investments have resulted in a substantially expanded network across 99 cities, and a broader customer base across both the business and consumer segments.”

Mr. George Zacharias, President & COO, said, “During the past year, our Enterprise Solutions Business continued to grow through IP VPN, Internet Bandwidth solutions and end-to-end services to our expanding list of blue chip customers. We continue to lead the way in the alternative medium of high speed and broadband delivery to homes through Cable Television Operators. Our iWay chain of cybercafes continues to grow in numbers, as well as in browsing and voice revenues. Our portal has shown steady growth this year with promising new initiatives contributing to revenues.”

Summarised Results:
(In $ million, all translated at $1 = Rs. 43.62)

	Year ended		Quarter ended
	31-Mar		31-Mar		31-Dec
Description	2005	2004	2005	2004	2004
Corporate services	46.4	32.0	13.3	10.1	12.0
Retail internet access	32.2	25.0	9.1	7.4	8.7
Interactive services	2.4	1.9	0.7	0.5	0.6
Others	1.9	5.3	0.5	0.9	0.4
Sales Revenue	82.8	64.2	23.6	18.9	21.7
Adjusted EBITDA *	5.17	1.93	0.59	2.73	1.07
Reconciliation items:
Depreciation & amortization	(13.01)	(13.08)	(3.31)	(3.17)	(3.34)
Below EBITDA share for Affiliates	(0.74)	(1.60)	(0.20)	(0.64)	(0.20)
Profit — business / assets sold	0.36	3.18	—	1.45	—
Net interest	1.17	1.06	0.35	0.16	0.28
Income Tax	—	—	—	—	—
Net income / (loss)	(7.05)	(8.51)	(2.56)	0.53	(2.19)

* — Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.

Corporate Services:

Sify’s Corporate Services contributed 56% of revenues for the year (56.5% of revenues during the quarter). There are now more than 1,000 corporates who depend on Enterprise Solutions from Sify.

New IP VPN customers include Birlasoft, Bosch Rexroth, CSAV group, Rhodes and Schwartz, and Usha Martin. Significant repeat orders were received from Hutch, HDFC Standard Life, Jet Airways, Nestle, Pidilite and Perfetti. Substantial progress has also been made in provisioning the large IP VPN orders received during the second half of the year. The Broadband last mile provisioning for VPN connectivity for organized retail chains and enterprise locations saw strong growth.

Sify’s collaboration with Global Crossing yielded a number of wins, the notable one being an order from Symbian. In the Information Technology enabled services (ITES) sector, substantial repeat orders were received from GE, Google, Hutch, Novell, Spectramind and Sapient. New wins included CSC, HCL Technologies, Omniglobe and Xansa.

Sify’s Application Services entered into engagements for web application development from McDonalds’ Master Franchisee Hard Castle Restaurants, Indian Registrar of Shipping and Karur Vysya Bank; Sales Force Automation from Champagne Indage, and Work Flow Solutions from Geogit Financial Services amongst many others.

The Hosting division acquired a number of new customers during the quarter including Cybermedia Dice, Informed Technology and Oriental Insurance. Remote Management Services commenced with an order from CGTSI Credit Guarantee Fund Trust. SifyHosting also strengthened its relationship with the State Bank of India by extending its services to SBI Foreign Projects and SBI Trade Finance.

The division also successfully completed a comprehensive Risk Assessment project for a leading Telecom Service Provider in the Middle East. Sify also assisted two of its clients in Chennai to obtain BS7799 certification and obtained new assignments for similar work.

Retail Internet Access:

In 2004-05, this segment accounted for 39% of Sify’s revenue (38.5% of revenues for the quarter ended 31st March):

Internet access at home through high speed/broadband	9.2%
Internet access at “iWay” cybercafes	24.6%
Internet access through dial up	5.2%

Sify’s iWay cyber cafes increased in number to around 2,500 with the service being extended to 90 cities and towns. There are more than 18,000 PC’s in use in all these iWays. Internet telephony grew by more than 25% over the previous quarter to reach 11.8 million minutes during the quarter ended 31st March 2005.

Subscribers to Sify’s broadband Internet access to homes increased to more than 89,000 and the service was expanded to 52 cities. This alternate medium of delivering high speed Internet access to homes is gaining in acceptance. With teething problems associated with rolling out broadband services through Cable TV Operators being addressed, this business is poised for growth. Revenues from Dial-up business continued to decline, though the subscriber base decrease was a marginal 5% for the quarter.

Interactive Services:

This service accounted for 3% of revenues for the year and the most recent quarter. Advertising revenues grew by more than 10% and revenues from value added services such as wireless Internet content grew by about 100%. During the quarter, premium content was made available to all BSNL (India’s largest telco) subscribers under www.sify.com’s ‘4545’ services. We launched ‘Sify Mail on Mobile’ service whereby sify mail subscribers could also access their mailbox using the ‘4545’ service for access from mobile phones.

Sify.com leads in the provision of content in major Indian languages. The recent Union Budget was covered in English and five other Indian languages. Sify’s sports coverage on Khel.com continues to be very popular, leading in Formula F1 coverage and cricket. Samachar.com, the leading news & information website for NRIs, was redesigned with a more user friendly and customizable interface for users and international advertisers.

IP-VPN Licensing Issue

In December 2004, the Department of Telecommunications (DoT), Government of India, issued guidelines that ISPs providing IP-VPN services would require an amendment in their license to provide IP VPN services. The new guidelines require a one-time entry fee of Rs. 100 Million ($2.3 million) and an annual fee of 8% of Adjusted Gross Revenues (AGR).

This action was taken by DoT despite the fact that ISPs in India have been providing IP VPN services under the Internet license for over five years with the full knowledge of the Telecom Regulatory Authority of India. In January 2005, Sify paid the entry fee of Rs 100 million ($2.3 million) in order to eliminate market uncertainty about the provision of IP VPN services by the company.

Meanwhile, the industry association, ISPAI, of which Sify is a member, has launched a legal challenge contesting DoT’s position. Several hearings have been held in this case, but the final determination has not yet been made. The financial results presented in this press release include a provision for the license fee as estimated by the company.

To date, the DoT has not issued the terms of the license, nor has it come out with a definition of AGR.

Sponsored ADR Issue

In December 2004, Sify’s shareholders approved a resolution to enable the conversion of up to 15,720,800 Indian equity shares to ADRs. The objective of this enabling resolution was to facilitate the possible sale of shares held by Indian shareholders, in the event they desired to sell their shares in future. The sponsored ADR approach was necessary to authorize the sale of these shares because Sify is not listed on any Indian stock exchange and as a result the Indian equity shares are not traded publicly in India. Subsequent to the adoption of this resolution, Sify filed with the U.S. Securities and Exchange Commission and had declared effective a registration statement on Form F-3 registering the resale of up to 4,538,200 Indian equity shares in the form of ADRs. During the period from the approval of the enabling resolution on December 10, 2004 through March 31, 2005, 1,130,526 Indian equity shares have been converted to ADRs. The offering has been and will be made solely by prospectus.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 99 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 90 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also, for fiscal year ended March 31, 2004, Adjusted EBITDA excluded the gain recognized on the sale of land, previously held for development ($1.73 million) and the gain realized on the sale of our stake in Wisden Cricinfo ($1.45 million). For the fiscal year ended March 31, 2005, Adjusted EBITDA excludes a gain on sale of land held for development ($0.36 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy	Brandi Piacente
Investor Relations	Investor Relations
Sify Limited	The Anne McBride Co.
91-44-2254 0770 Ext. 2013	212-983-1702 x208
Email: david_appasamy@sifycorp.com	Email: bpiacente@annemcbride.com